Lichen China Ltd.

B2306, Block B

Tower 3, Jinjiang Wanda Plaza Commercial Complex

888 Century Avenue

Meiling Street, Jinjiang

Fujian Province, People’s Republic of China 362000

June 15, 2022

Via EDGAR Correspondence

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Lichen China Ltd. Registration Statement on Form F-1 Filed May 2, 2022 File No. 333-264624

Dear Ms. Jaskot,

This letter is in response to the letter dated May 31, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Lichen China Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-1 Filed May 2, 2022

Cover Page

1. Please revise your cover page to specifically state that your corporate structure as a Cayman Islands holding company with operations conducted by your PRC subsidiaries involves unique risks to investors. Your disclosure should also acknowledge the risk that Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the company operates, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Include similar disclosure in your risk factors and provide cross-references here to the specific risk factors that discuss each of these risks.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised paragraph 5 on the cover page and on page 9 of the Amended Registration Statement to disclose that our corporate structure as a Cayman Islands holding company with operations conducted by our PRC subsidiaries involves unique risks to investors. We have also revised our disclosure to acknowledge the risk that Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the company operates, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. We also included similar disclosure in our risk factors on page 35 in the Amended Registration Statement and provided cross-references to the specific risk factor that discuss each of these risks.

2. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised paragraph 9 on the cover page, the summary risk factors on page 11, page 18 and the risk factors on page 39 in the Amended Registration Statement to state that to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. We have also provided cross-references to these discussions on the cover page.

3. Please discuss whether there are limitations on you or your subsidiaries’ ability to transfer cash to investors. Where you discuss limitations on your ability to transfer cash between you, your subsidiaries or investors, provide a cross-reference to your discussion of this issue in your prospectus summary, summary risk factors, and risk factors sections, as well.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised paragraph 10 on the cover page in the Amended Registration Statement to disclose the limitations on us or our subsidiaries’ ability to transfer cash to investors. Additionally, we respectfully advise the Staff that we have provided a cross-reference to our discussion of this issue in our prospectus summary, summary risk factors, and risk factors sections.

4. We note that you use a WFOE. Please revise your cover page to affirmatively state, if true, that you do not use a VIE structure.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised paragraph 6 on the cover page and on page 9 of the Amended Registration Statement to disclose that Lichen China Limited controls and receives the economic benefits of its PRC subsidiaries’ business operation, if any, through equity ownership. We do not use a VIE structure.

Prospectus Summary

Prospectus Conventions, page 1

5. Please revise your disclosure on page 1 to remove the exclusion of Taiwan, Hong Kong, and Macau from the definition of “China” and the “PRC.”

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure on page 1 to remove the exclusion of Taiwan, Hong Kong, and Macau from the definition of “China” and the “PRC.”

We are not currently required to obtain any approval..., page 36

6. Please revise to name PRC counsel where you state that your position is based on the advice of your PRC counsel.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised thoroughly in the Amended Registration Statement to name our PRC counsel where we state that our position is based on the advice of our PRC counsel.

Experts, page 138

7. It appears that your December 31, 2021 financial statements were opined upon by a different independent registered public accounting firm that opined upon your December 31, 2020 and 2019 financial statements. Please provide all of the disclosures required by Item 16F of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure on page 141 of the Amended Registration Statement under the “Experts” section to provide all of the disclosures required by Item 16F of Form 20-F regarding the changes in Company’s certifying accountant.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Ya Li
Name:	Ya Li
Title:	Chief Executive Officer and Director

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